SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Letter to the U.S. Securities and Exchange Commission dated November 12, 2010 regarding new Audit Committee members

Item 1

NORTEL INVERSORA S.A.

Buenos Aires, November 12, 2010

U.S. Securities and Exchange Commission

Dear Sirs,

I am writing you as Responsible for Market Relations of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that on October 26, 2010, following the General and Special Class A Preferred Stockholders’ Meeting, which elected the members of the Board of Directors and Supervisory Committee for fiscal years 2010-2012, the Board resolved to elect Messrs. Enrique Llerena, Julio Pedro Naveyra and Javier Errecondo (Class A Preferred) as members of the Audit Committee until the date of the next Annual Stockholders’ Meeting. All three members are “independent” pursuant to Rule 10A-3 of the Securities and Exchange Commission. Mr. Julio Pedro Naveyra was appointed as the Committee’s financial expert.

Mr. Julio Pedro Naveyra qualifies as the Audit Committee’s “financial expert” under the guidelines set forth in the applicable SEC rules: understanding of generally accepted accounting principles (“GAAP”); experience applying such GAAP in connection with the accounting for estimates, accruals and reserves; experience preparing or auditing financial statements that present accounting issues that are generally comparable to those raised by Nortel; knowledge of the internal controls and procedures for financial reporting; and understanding of the Audit Committee functions. Mr. Naveyra’s appointment was made based on his professional background, which follows: He is a certified public accountant and a former managing partner of PricewaterhouseCoopers (formerly Coopers & Lybrand Argentina); from 1973 until 1975, Mr. Naveyra worked in the United States, where he was an audit supervisor and manager with Coopers & Lybrand Detroit. Mr. Naveyra is also a former Chairman of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, (CPCECABA) from 1983 through 1985, and a former Chairman of the Technical Institute of Public Accountants from 1979 through 1980.

Sincerely,

José Gustavo Pozzi

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: November 12, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager